Exhibit 1

For Immediate Release

Pointer Telocation to Present at the 30th Annual Roth Conference

Rosh HaAyin, Israel, March 5, 2018. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced that it will participate at the 30th Annual Roth Conference to be held between March 11 - 14, 2018 at the Ritz Carlton Hotel in Dana Point, California.

Pointer's CEO, Mr. David Mahlab, is scheduled to present on Tuesday, March 13, 2018 at 1:30PM Pacific Time.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. Mahlab. Interested investors should contact the conference organizers at Roth Capital, or the Investor Relations team at Pointer at pointer@gkir.com.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer's innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization's critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Contact:

Yaniv Dorani, CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com